As filed with the Securities and Exchange Commission on March 24, 2015.
Investment Company Act of 1940 File No. 812-13331

U.S.  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 3 TO APPLICATION PURSUANT TO SECTION 6(C) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM
SECTION 19(B) OF THE ACT AND RULE 19B-1 THEREUNDER

In the Matter of

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

and

DELAWARE MANAGEMENT COMPANY, A SERIES OF
DELAWARE MANAGEMENT BUSINESS TRUST

Please direct all written or oral communications concerning this Application to:

Jonathan M. Kopcsik, Esq.
Bruce G. Leto, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7098
(215) 564-8115, BLeto@stradley.com
(215) 564-8099, JKopcsik@stradley.com

with copies to:

Anthony G. Ciavarelli, Esq. Delaware Investments 2005 Market Street, 9th Floor Philadelphia, PA 19103-7098

This Application (including exhibits) consists of 33 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.,
DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND,
and DELAWARE MANAGEMENT COMPANY, a series of DELAWARE MANAGEMENT BUSINESS TRUST

Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) )
AMENDMENT NO. 3 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

I. Preliminary Statement

Delaware Investments Dividend and Income Fund, Inc. (“DDF”), Delaware Enhanced Global Dividend and Income Fund (“DEX”) and Delaware Management Company (“DMC”) which is a series of Delaware Management Business Trust (“DMBT”) (together, the “Applicants”) hereby submit this amended and restated application for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) providing that DDF, DEX and each other registered closed-end investment company advised or to be advised in the future by DMC or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with DMC (including any successor in interest1) (each such entity, including DMC, an

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

“Investment Adviser”) that in the future seeks to rely on the Order (such investment companies, together with DDF and DEX, are collectively referred to as the “Funds” and each separately as a “Fund”), an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below (the “Application”). 2 The Application was initially filed on October 5, 2006 and was amended on March 6, 2007 and October 23, 2008.

II. Description of Applicants

DDF and DEX are, and each future Fund will be, a closed-end management investment company registered under the Act.  DDF has a primary investment objective of seeking high current income, and DEX has a primary investment objective of seeking current income, with capital appreciation being a secondary objective for each Fund.
DDF was organized as a Maryland corporation on February 2, 1993.  DDF seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity related securities.  DDF may invest up to 35% of its total assets in non-convertible debt securities consisting primarily of high-yield corporate bonds.  In addition, DDF uses leveraging techniques via a line of credit in an attempt to obtain a higher rate of return.  DDF’s common shares, par value $0.01 per share, are listed and traded on the New York Stock Exchange.  DDF’s total net assets on December 31, 2014 were approximately $99 million, and on that date 8,967,090 common shares were issued and outstanding.  DDF has not issued any preferred shares.  DMC is the investment adviser to DDF.

2
All existing registered closed-end investment companies that currently intend to be able to rely on the requested Order are named as Applicants and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors of such future fund and will be made at a future time.

DEX was organized as a Delaware statutory trust on April 12, 2007.  Under normal market conditions, DEX seeks to achieve its investment objective by investing at least 80% of its net assets in a combination of dividend-paying or income-generating securities across multiple asset classes, including, but not limited to, equity securities of large, well-established companies; securities issued by real estate companies (including REITs and REOCs), debt securities (such as government bonds, investment grade and high risk, high yield corporate bonds, and convertible bonds), and emerging market securities. The Fund will also utilize enhanced income strategies.. Under normal market conditions, the Fund will invest at most 60% of its net assets in securities of U.S. issuers and at least 40% of its net assets in securities of non-U.S. issuers, unless market conditions are not deemed favorable by DMC, in which case the Fund would invest at least 30% of its net assets in the securities of non-U.S. issuers.  In addition, DEX uses leveraging techniques via a line of credit in an attempt to obtain a higher rate of return.  DEX’s common shares, with no par value, are listed and traded on the New York Stock Exchange.  DEX’s total net assets on December 31, 2014 were approximately $201 million, and on that date 15,863,616 common shares were issued and outstanding.  DEX has not issued any preferred shares.  DMC is the investment adviser to DEX.
DMC is a registered investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), and acts as investment adviser to DDF and DEX, with responsibility for the overall management of DDF and DEX.  DMC is a series of DMBT, which is a Delaware statutory trust and a subsidiary of Delaware Management Holdings, Inc. (“DMH”).  DMH is a subsidiary, and subject to the ultimate control, of Macquarie Group Limited (“Macquarie”).  Macquarie is a Sydney, Australia-headquartered global provider of banking, financial, advisory, investment and funds management services.  In addition to serving as the investment adviser to DDF and DEX,

DMC serves as adviser to the open-end and closed-end funds in the Delaware Investments Family of Funds and advises or sub-advises several other registered investment companies.  As of December 31, 2014, DMC had approximately $53.6 billion in assets under management.  Each Fund will be advised by an Investment Adviser that is registered under the Advisers Act.
III. Prior Relief Granted

DDF (the “Original Applicant”) has previously received exemptive relief from provisions of Section 19(b) of the Act and Rule 19b-1 thereunder permitting certain closed-end management investment companies to make up to twelve distributions of long-term capital gains with respect to any one taxable year.3  The Original Exemptive Order permitted the Original Applicant to make up to twelve distributions of long-term capital gains with respect to any one taxable year, so long as it maintains in effect its common stock distribution policies that call for fixed monthly distributions.
Delaware Service Company, Inc. (“DSC”), among other things, is responsible for determining the amount and composition of distributions to the Original Applicant’s shareholders (“DDF Shareholders”) and for preparing any notices required by Section 19(a) under the Act.  Without admitting or denying any findings of the Commission, DSC submitted an Offer of Settlement to the Commission on August 4, 2006 (the “Settlement Offer”).  On August 31, 2006, the Commission accepted the Settlement Offer and issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings and Imposing Remedial Sanctions and a Cease-and-Desist Order (the “Administrative Order”).  The charges that were the subject of the Settlement Offer and the Administrative Order related to the distribution of notices by DSC to DDF Shareholders under

3
Delaware Investments Dividend and Income Fund, Inc., et al., Investment Company Act Release No. 25524 (April 15, 2002) (“Original Exemptive Order”).  The Original Exemptive Order also included another registrant, Delaware Global Dividend and Income Fund, Inc., which was merged into DEX in 2011.

Section 19(a) of the Act and Rule 19a-1 thereunder.  The Administrative Order also found that the Original Exemptive Order was granted, in part, on the basis of a representation in the Original Application that the Original Applicant was providing the required Section 19(a) notices to DDF Shareholders.  Additionally, the Administrative Order found that the representation was an untrue statement of material fact because DSC was not providing the required Section 19(a) notices to DDF Shareholders at the time that the Original Application had been submitted.
On the basis of the Administrative Order with respect to DSC, the Commission issued a Notice of Intention to Rescind the Applicants’ Original Exemptive Order, which notice was dated September 1, 2006 (the “Notice”).  The basis for the Notice was the Administrative Order’s finding that the Original Exemptive Order was granted partly on the basis of an inaccurate representation concerning the Original Applicants’ compliance with Section 19(a) under the Act and Rule 19a-1 thereunder.  On December 27, 2006, the Commission issued an order under Section 38(a) of the Act rescinding the Original Exemptive Order.4  Each Fund has adopted policies and procedures under Rule 38a-1 of the Act that they believe are reasonably designed to ensure that all notices and communications required to be sent to Shareholders with respect to the Plans include the disclosure required by Section 19(a) of the Act, Rule 19a-1 thereunder and by the Commission.  Consequently, the Original Applicant, along with DEX, are filing this application for an order exempting them from Section 19(b) and Rule 19b-1 thereunder (the “Application”).
IV. Present Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public

4	In the Matter of Delaware Investments Dividend and Income Fund, Inc., et al., Investment Company Act Release No. 27611 (December 27, 2006).

interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may distribute more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, with respect to any one taxable year of the company, (ii) one additional distribtuion of long-term capital gains, with respect to any one taxable year of the company, which is made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code with respect to the same taxable year of the company (provided that  it does not exceed 10% of the total amount distributed for the taxable year).
Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it reports in a written statement furnished to its shareholders under the Code5 and Rule 19b-1 the amount of such distributions that are “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain being reported over more than the permissible number of distributions. However, to maintain certainty for the current managed distribution policy of the Funds, and to obtain certainty for the distribution policies that may be adopted by other Funds in the future (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to

5
Under the 2010 Regulated Investment Company Modernization Act (the “Act”), a capital gain dividend is any dividend, or part thereof, that is reported by the regulated investment company (“RIC”) as a capital gain dividend in written statements furnished to its shareholders. (Code Section 852(b)(3)(C)(i) as amended by 2010 RIC Modernization Act §301(a)) This provision replaces the designation requirement with a reporting requirement.

Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as frequently as twelve times with respect to any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.
V. Representations of the Applicants

Applicants make the following representations regarding the requested relief:
1.           On November 16, 1995 and July 20, 1995, the Board of Directors of DDF, including a majority of the members who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act (the “Independent Members”), adopted a managed distribution policy and related plan with respect to the Fund’s shares of common stock in an effort to provide a consistent income stream for the Fund’s shareholders and to help support the market price of its common stock.  Under its Distribution Policy, the Fund is managed with a goal of generating as much of a distribution as possible from net investment income and short-term capital gains.  The balance of the distribution then comes from long-term capital gains, to the extent permitted, and, if necessary, a return of capital.
2.           At a meeting held on February 15, 2007, with respect to DDF, and at a meeting held on May 17, 2007, with respect to DEX, the Board of Directors of DDF and the Board of Trustees of DEX (individually, a “Board” and collectively, the “Boards”), including a majority of the Independent Members of each Board, requested, and DMC provided, such information as was reasonably necessary for the Board of DDF to make an informed determination whether to re-approve the adoption and implementation of a Distribution Policy, and such information as was reasonably necessary for the Board of DEX to make an informed determination whether to approve the initial adoption and implementation of a Distribution Policy.  Moreover, prior to future Funds’ implementing a Distribution Policy in reliance on the Order, the Board of each Fund seeking to rely on the Order, including a majority of the Independent Members, will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the DDF and DEX Boards, including a majority of each Board’s Independent Members, reviewed, and any future Fund’s Board will review, information regarding: (i) the purpose and terms of the relevant Distribution Policy; (ii) the reasonably foreseeable material effects of the relevant Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per common share); (iii) the expected relationship between the Fund’s distribution rate on its common stock under the policy and its total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any reasonably foreseeable material effects of the policy on the Fund’s long-term total return (in relation to market price and NAV).  The Independent Members also did or will consider what conflicts of interest the Investment Adviser and affiliated persons of the Investment Adviser and DEX and DDF might have with respect to the adoption or implementation of a Distribution Policy.  Following this review, the Board including the Independent Members, of each Fund did or will, before adopting or implementing any Distribution Policy, make a determination that the Distribution Policy is consistent with the Fund’s investment objectives and in the best interests of the holders of the Fund’s common stock.  The Distribution Policy is or will be consistent with the Fund’s policies and procedures and will be described in the Fund’s annual report or registration statement, as applicable.

3.           Prior to implementation of a Distribution Policy for any Fund, pursuant to the Order requested by this Application, the Board of such Fund shall have adopted policies and procedures (“Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:
(i)           are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and
(ii)           require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.
The records of the actions of the Board of each Fund do or will summarize the basis for the Board’s approval of a Distribution Policy, including its consideration of the factors described above.  These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.
4.           Generally, the purpose of each current Distribution Policy is, and of any future Distribution Policy will be, to permit a Fund to distribute over the course of each year, through periodic distributions as nearly as equal as practicable and any required special distributions, an amount that provides each Fund’s shareholders a consistent income stream, and additionally in the case of DEX’s Distribution Policy, its shareholders receive a sustainable and recurring income stream.  Another purpose of each Distribution Policy is to help support each Fund’s respective market price.  The Fund seeks to establish a distribution rate that generally approximates the

Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund.  Under each Distribution Policy, the Funds declare and pay periodic monthly distributions and are managed with a goal of generating as much of the distribution as possible from ordinary income (net investment income and short-term capital gains). The balance of the distribution then comes from long-term capital gains to the extent permitted and, if necessary, a return of capital. Each Distribution Policy’s periodic monthly distribution would result in the payment of approximately the same amount to such Fund’s shareholders each month. Each Fund evaluates its monthly distribution under its respective Distribution Policy in light of ongoing economic and market conditions and may change the amount of the monthly distribution with Board approval. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to a Fund’s common stock would be independent of the Fund’s performance during any particular period but would be expected to generally correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the amount of the distributions in the dividend amount in light of ongoing economic and market conditions and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated amount then in effect.  The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.
VI. Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Funds and their respective stockholders.

A.	Receipt of the Order would serve stockholder interests.

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.
An exemption from Rule 19b-1 would benefit stockholders in another way.  Common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains.  Any reduction in the discount at which Fund shares of common stock trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.6 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).7
In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.
The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that each Fund’s stockholders are provided sufficient information to understand that their periodic distributions may not be tied to a Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Funds will undertake to request

6
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

7	Applicants note that shareholders who are “exempt recipients” for purposes of information reporting would not receive IRS Form 1099-DIV (see, Treas. Reg. 1.6049-4(c)(1)(ii)).

intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders.

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1; and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any Fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates for non-corporate shareholders and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.
The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend at a fixed rate or a rate determined by the market, and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss attributable to a long-term capital gain dividend realized within six months of the acquisition of such shares must be treated as a long-term capital loss to avoid the selling of dividends.8

E.	Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.
Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of

8	See Section 852(b)(4)(A) of the Code.

capital9 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
Revenue Ruling 89-8110 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed end fund.  Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term

9	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

10	1989-1 C.B. 226.

interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicant also submits that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common stock consisting in whole or in part of capital gain dividends as frequently as twelve times with respect to any one taxable year and in respect of their preferred stock as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred stock.  Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.
In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.
VII. Applicants’ Conditions

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:
1.           Compliance Review and Reporting
A Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
2.           Disclosures to Fund Stockholders
(a)           Each 19(a) Notice disseminated to the holders of a Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:
(i)           Will provide, in a tabular or graphical format:
(1)           the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(2)           the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(3)           the average annual total return in relation to the change in NAV for the 5-year period (or, if a Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and
(4)           the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.
Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(ii)           Will include the following disclosure:
(1)           “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Applicant’s Distribution Policy.”;

(2)           “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;11 and
(3)           “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.
(b)           On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, a Fund will:
(i)           describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(ii)           include the disclosure required by condition 2(a)(ii)(1) above;

11	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iii)           state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and
(iv)           describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.
(c)           Each report provided to stockholders of a Fund under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act will provide a Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.
3.           Disclosure to Stockholders, Prospective Stockholders and Third Parties
(a)           A Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common stockholder, prospective common stockholder or third-party information provider;
(b)           A Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and
(c)           A Fund will post prominently a statement on its (or the Investment Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.
4.           Delivery of 19(a) Notices to Beneficial Owners
If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.
5.           Additional Board Determinations for Funds Whose Common Stock Trades at a Premium
If:
(a)           A Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and
(b)           A Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;
then:
(i)           At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Members:
(1)           will request and evaluate, and the Fund’s Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;
(2)           will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:
(A)           whether the Distribution Policy is accomplishing its purpose(s);
(B)           the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and
(C)           the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)           based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and
(ii)           The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
6.           Public Offerings
A Fund will not make a public offering of the Fund’s common stock other than:
(a)           a rights offering below NAV to holders of the Fund’s common stock;
(b)           an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or
(c)           an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:
(i)           the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date12, expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date13; and
(ii)           the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an

12	If a Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

13	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as such Fund may issue.
7.           Amendments to Rule 19b-1
The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.
VIII. Applicable Precedent

The Commission has recently granted relief substantially the same as that sought here to:  Principal Real Estate Income Fund and Alps Advisors, Inc., Investment Company Act Release Nos. IC-31290 (October 16, 2014) (notice) and 31334 (November 12, 2014); H&Q Healthcare Investors, et al., Investment Company Act Release Nos. IC-31197 (August 5, 2014) (notice) and 31224 (August 27, 2014); The New Ireland Fund, Inc. and Kleinwort Benson Investors International Ltd., Investment Company Act Release Nos. IC-31185 (July 23, 2014) (notice) and 31216 (August 19, 2014); Nuveen Real Estate Income Fund et al., Investment Company Act Release Nos. IC-30883 (January 16, 2014) (notice) and 30913 (February 11, 2014); In the Matter of Royce Focus Trust, et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order); The Adams Express Company and Petroleum & Resources Corporation, Investment Company Act Release Nos. 30304 (December 13, 2012) (notice) and 30344 (January 8, 2013) (order); In the Matter of Prudential Short Duration High Yield Fund, Inc. et al., Investment Company Act Release Nos. 30195 (September 5, 2012) (notice) and 30226 (October 2, 2012) (order); In the Matter of Invesco Total Property Market Income Fund, et al.,

Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); and In the Matter of Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 298834 (October 12, 2011) (order); and Tortoise Power & Energy Infrastructure Fund, Inc., Investment Company Act Release Nos. 29755 (August 16, 2011) (notice) and 29785 (September 12, 2011) (order).
IX. Procedural Compliance

By written consent dated September 1, 2006, the Board of DDF adopted the following resolutions authorizing the execution and filing of this Application.
“RESOLVED, that the appropriate officers of the Fund are, and each of them hereby is, authorized and directed to prepare or cause to be prepared an amended exemptive application, including all attachments and exhibits, and any amendments thereto, and to file or cause such documents to be filed with the Securities and Exchange Commission to permit the Fund to make up to 12 long term capital gain distributions annually; and it is further
RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to cause the Fund to take any further actions they deem necessary or appropriate to effectuate the foregoing resolution.”
At a meeting of the Board of Trustees held on May 17, 2007, the Board of DEX adopted the following resolutions authorizing the execution and filing of this Application.
“RESOLVED, that the appropriate officers of the Trust are, and each of them hereby is, authorized and directed to prepare or cause to be prepared an initial or amended exemptive application, including all attachments and exhibits, and any amendments thereto, and to file or cause such documents to be filed with the Securities and Exchange

Commission to permit the Fund to make up to 12 long-term capital gain distributions annually; and it is further
RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to cause the Trust to take any further actions they deem necessary or appropriate to effectuate the foregoing resolution.”
By written consent dated October 16, 2008, the Board of Trustees of DMC adopted the following resolutions authorizing the execution and filing of this Application.
“RESOLVED, that the appropriate officers of DMC are, and each of them hereby is, authorized and directed to prepare or cause to be prepared an initial or amended exemptive application, including all attachments and exhibits, and any amendments thereto, and to file or cause such documents to be filed with the Securities and Exchange Commission to permit the Funds to make up to 12 long-term capital gain distributions annually; and it is further
RESOLVED, that the appropriate officers of DMC be, and each of them hereby is, authorized to cause DMC to take any further actions they deem necessary or appropriate to effectuate the foregoing resolution.”
Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the Charter or Delcaration of Trust of Applicants, responsibility for the management of the affairs of each Applicant is vested in its Board, each of which is authorized to delegate certain duties to the officers of Applicants; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.  Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.
Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:
1.	(a) The address of each of the Applicants is as follows:

2005 Market Street
Philadelphia, PA 19103

(b) Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Jonathan M. Kopcsik, Esquire
Bruce G. Leto, Esquire
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

with copies to:

Anthony G. Ciavarelli, Esquire
Vice President and Assistant Secretary
Delaware Investments Dividend and Income Fund, Inc.
Delaware Enhanced Global Dividend and Income Fund
Delaware Management Company, a series of Delaware Management Business Trust
2005 Market Street, 29th Floor
Philadelphia, PA 19103-7098

X. Conclusion and Signatures

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC. By: /s/Anthony G. Ciavarelli Name: Anthony G. Ciavarelli Title: Vice President and Assistant Secretary
DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND By: /s/Anthony G. Ciavarelli Name: Anthony G. Ciavarelli Title: Vice President and Assistant Secretary
DELAWARE MANAGEMENT COMPANY, a series of DELAWARE MANAGEMENT BUSINESS TRUST By: /s/Anthony G. Ciavarelli Name: Anthony G. Ciavarelli Title: Vice President and Assistant Secretary
Dated March 24, 2015

EXHIBIT INDEX

A.	Verification of Delaware Investments Dividend and Income Fund and Delaware Enhanced Global Dividend and Income Fund

B.	Verification of Delaware Management Company

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached Amendment, dated March 24, 2015, amending and restating an Application for and on behalf of Delaware Investments Dividend and Income Fund, Inc. and Delaware Enhanced Global Dividend and Income Fund (collectively, the “Funds”); that he is Vice President and Assistant Secretary of such Funds; and that all action by the Directors and Trustees of such Funds necessary to authorize the undersigned to execute and file such amended Application has been taken. The undersigned further states that he is familiar with such amended Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Anthony G. Ciavarelli Anthony G. Ciavarelli Vice President and Assistant Secretary

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Amendment, dated March 24, 2015, amending and restating an Application for and on behalf of Delaware Management Company (“DMC”), a series of Delaware Management Business Trust; that he is Vice President and Assistant Secretary of DMC; and that all action by the Trustees of DMC necessary to authorize the undersigned to execute and file such amended Application has been taken. The undersigned further states that he is familiar with such amended Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Anthony G. Ciavarelli Anthony G. Ciavarelli Vice President and Assistant Secretary